SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

MAGNETEK, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
559424403
(CUSIP Number)
D. Kyle Cerminara Fundamental Global Investors, LLC 223 Williamson Road, Suite 201 Mooresville, North Carolina 28117 (704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559424403	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 162,439
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 162,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 162,439
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 559424403	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 162,439
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 162,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 162,439
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 559424403	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 162,439
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 162,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 162,439
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 559424403	13D	Page 5 of 8 Pages

Item 1. Security and Issuer.

This Statement relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Magnetek, Inc., a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at N49 W13650 Campbell Drive, Menomonee Falls, Wisconsin 53051.

Item 2. Identity and Background.

This Statement is filed by (i) Fundamental Global Partners, LP (the “Fund”), a Delaware limited partnership, with respect to the Common Stock directly and beneficially owned by it, (ii) Fundamental Global Partners GP, LLC, a North Carolina limited liability company (the “General Partner”), as the general partner of the Fund, and (iii) Fundamental Global Investors, LLC, a North Carolina limited liability company (the “Investment Manager”), as the investment manager for the Fund.

Mr. D. Kyle Cerminara is the Chief Executive Officer, Partner and Manager of the Investment Manager and Partner and Manager of the General Partner. Mr. Lewis M. Johnson is the President, Partner and Manager of the Investment Manager and Partner and Manager of the General Partner. Mr. Joseph H. Moglia is Chairman and Partner of the Investment Manager and Partner of the General Partner.

Each of the Fund, the General Partner, the Investment Manager and Messrs. Cerminara, Johnson and Moglia is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The principal business of the Fund is serving as a private investment fund. The principal business of the General Partner is to provide investment advisory and management services to private investment funds, including the Fund. The General Partner has delegated the management of the Fund’s investment program to the Investment Manager. The principal business of the Investment Manager is to provide investment advisory services, including to the Fund. The principal occupation of Messrs. Cerminara and Johnson is serving as investment managers and advisors. The principal occupation of Mr. Moglia is serving as Chairman of the Investment Manager, Chairman of TD Ameritrade, and Head Football Coach for Coastal Carolina University. Each of Messrs. Cerminara, Johnson and Moglia is a U.S. citizen. The business address of each of the Reporting Persons is 223 Williamson Road, Suite 201, Mooresville, North Carolina 28117.

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 559424403	13D	Page 6 of 8 Pages

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds used in purchasing the Common Stock was working capital of the Fund. The total cost for purchasing the Common Stock reported in this Statement, including brokerage commissions, was approximately $2,959,076.60.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Persons may deem advisable.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 162,439 shares of Common Stock, which represents approximately 5.0% percent of the Company’s outstanding shares of Common Stock. The Fund directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly hold any of the shares of Common Stock disclosed in this Statement.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 3,248,607 shares of Common Stock reported by the Company as outstanding as of November 1, 2013 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission with respect to its quarterly period ended September 29, 2013.

The General Partner, as general partner to the Fund, and the Investment Manager, as the investment manager to the Fund, may be deemed to be beneficial owners of the shares of Common Stock disclosed as directly owned by the Fund in this Statement. As principals of the General Partner and the Investment Manager, Messrs. Cerminara, Johnson and Moglia may be deemed to be beneficial owners of the shares of Common Stock disclosed as directly owned by the Fund in this Statement. Each of the General Partner, the Investment Manager and Messrs. Cerminara, Johnson and Moglia expressly disclaim beneficial ownership of the Fund’s shares of Common Stock.

CUSIP No. 559424403	13D	Page 7 of 8 Pages

(b) The Fund beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by the Fund in the applicable table set forth on the cover page to this Statement. The General Partner, as the general partner of the Fund, has the shared power to direct the voting and disposition of the shares of Common Stock held by the Fund. The Investment Manager, as the investment manager of the Fund, has the shared power to direct the voting and disposition of the shares of Common Stock held by the Fund. Messrs. Cerminara, Johnson and Moglia, as principals of the General Partner and the Investment Manager, may also be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by the Fund.

(c) The transactions effected by each of the Reporting Persons in the Common Stock during the past 60 days is set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

CUSIP No. 559424403	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: February 28, 2014

FUNDAMENTAL GLOBAL PARTNERS, LP,
by Fundamental Global Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS GP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

/s/ D. Kyle Cerminara
D. Kyle Cerminara

/s/ Lewis M. Johnson
Lewis M. Johnson

/s/ Joseph H. Moglia
Joseph H. Moglia

Schedule A

Transactions by Fundamental Global Partners, LP in the Common Stock

of the Company during the past 60 days:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
02/26/14	1,600	$24.1975
02/20/14	400	$24.6950
02/13/14	100	$24.9000
02/12/14	700	$24.8100
02/11/14	5,500	$24.7498
02/07/14	300	$24.7167
02/06/14	800	$24.7350
02/05/14	100	$24.7000
02/04/14	200	$24.8150
01/30/14	800	$24.7863
01/29/14	100	$24.6000
01/28/14	100	$24.9500
01/27/14	200	$24.7250
01/24/14	(100)	$24.8500
01/24/14	1,423	$24.2042
01/23/14	300	$25.0000
01/16/14	100	$24.8500
01/14/14	500	$24.9100
01/13/14	3,700	$24.8770
01/10/14	3,476	$24.9151
01/09/14	100	$24.9400
01/08/14	2,500	$24.9422
01/07/14	1,400	$24.9843
01/06/14	450	$24.7933
01/03/14	519	$24.8276
01/02/14	603	$24.4362
12/31/13	2,701	$23.9622
12/30/13	500	$23.9880